

Mail Stop 3720

November 4, 2016

Mr. Yang Jie
Chairman and CEO
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China

>   **Re: China Telecom Corporation Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2015**
>   **Response dated September 30, 2016**
>   **File No. 001-31517**

Dear Mr. Yang Jie:

We have reviewed your September 30, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

1.   We note in your response to comment four that you considered IAS 28 and IAS 16 in determining the accounting for the China Tower transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16. 24 – 25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and China Tower are all controlled or ultimately controlled by the People's Republic of China.

2.   We note your responses to comment four and your conclusion that the fair value of the equity shares issued by China Tower to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

- Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to China Tower. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

- When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with China Tower and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

- Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of China Tower equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of China Tower).

3. We note your response to comment four and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

- Tell us the options available to you at the end of the lease term to have access to the towers owned by China Tower or other towers owned by another party. Refer to IAS 17.10(c).

- Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

- Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications